UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51577

ESPRE SOLUTIONS, INC.,

12712 Park Central Dr, Suite 100, Dallas, Texas 75251, 214-580-5835
COMMON
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	■	All Prior Common Stock issued by Espre Solutions, Inc. has been cancelled on
Rule 12g-4(a)(2)	■	May 12, 2009 per the Debtor’s Second Amended Plan of Reorganization, as
Rule 12h-3(b)(1)(i)	⁪	as Modified (Docket #121) pursuant to Order Confirming Plan of Reorganization
Rule 12h-3(b)(1)(ii)	⁪	as Modified (Docket #123) Case No. 09-30572-HDH-11 (Bankr. N.D. Tex 2009)
Rule 15d-6	⁪

Approximate number of holders of record as of the certification or notice date:	1

Pursuant to the requirements of the Securities Exchange Act of 1934 Espre Solutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 14, 2009

By:	/s/ William Hopke, President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.